Exhibit (a)(1)(vi)

May 21, 2021
To Our Shareholders:
Eagle Bancorp Montana, Inc. is offering to purchase from its shareholders up to $6,000,000 of shares of its common stock (approximately 3.7% of its total outstanding shares) at prices not greater than $26.25 nor less than $24.00 per share. We are conducting the offer through a procedure commonly referred to as a modified “Dutch auction” This allows you to select the price (within the above price range) at which you are willing to sell your shares to the Company. Based upon the number of shares tendered and the prices specified by the tendering shareholders, Eagle will determine the single per share once within that price range that will allow it to buy $6,000,000 of shares or such lesser number of shares as are properly tendered. All of the shares that are properly tendered at prices at or below that purchase price (and not withdrawn) will, subject to possible proration, be purchased at that price. All other shares which are tendered and not purchased will be returned.
The Company proposes to sell to the Opportunity Bank of Montana Employee Stock Ownership Plan common stock having a market value of approximately $6,000,000. The purchase of shares under the offer is intended to offset the earnings per share dilution which would otherwise result from the sale of shares by the Company to the ESOP.
Neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares. Each shareholder must make his or her own decision whether to tender shares and, if so, how many shares to tender and at what price or prices. No director or executive officer of the Company intends to tender any shares pursuant to the offer.
The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you want to tender your shares, the instructions on how to do so are explained in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision.
Sincerely,

Peter J. Johnson President and Chief Executive Officer
1400 Prospect P.O. Box 4999Helena, MT 59604406-442-3080opportunitybank.com